Proxy Statement/Prospectus Supplement             Rules 424(c) and 424(b)(3)
(to Proxy Statement/Prospectus dated May 6, 1999) Registration Statement No. 333-77703

                                   SUPPLEMENT
                                       TO

                        [LOGO]                                [LOGO]

              PROSPECTUS OF                             PROXY STATEMENT OF
          UTILICORP UNITED INC.                  ST. JOSEPH LIGHT & POWER COMPANY

    UtiliCorp and St. Joseph have prepared this supplement to update certain information contained in the enclosed proxy statement/prospectus dated May 6, 1999, which describes the proposed merger of St. Joseph into UtiliCorp and various related matters. This supplement is being furnished to record holders of St. Joseph's common stock.

    This document supplements and should be read together with the enclosed proxy statement/prospectus. To the extent information in this supplement differs from information contained in the proxy statement/ prospectus, information in this supplement supersedes and replaces information in the proxy statement/ prospectus.

This supplement is first being mailed to shareholders on or about May 14, 1999.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE UTILICORP COMMON STOCK TO BE ISSUED UNDER THE PROXY STATEMENT/PROSPECTUS AND THIS SUPPLEMENT OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS SUPPLEMENT IS MAY 14, 1999.

INTRODUCTION

    On May 11, 1999, UtiliCorp announced that it had entered into an agreement with The Empire District Electric Company ("Empire"), under which Empire will merge into UtiliCorp. In light of that announcement, UtiliCorp and St. Joseph have decided to supplement the proxy statement/prospectus relating to their merger by furnishing this document to you.

    This supplement contains a brief description of Empire and the Empire merger. It also contains certain historical financial information about Empire, as well as pro forma financial information assuming the combination of UtiliCorp, St. Joseph and Empire. This supplement should be read together with the enclosed proxy statement/prospectus.

EMPIRE

    Empire is a utility company based in Joplin, Missouri. Empire is engaged in the generation, purchase, transmission, distribution and sale of electricity in parts of Missouri, Kansas, Oklahoma and Arkansas. It also provides water service to three towns in Missouri. In 1998, 99.6% of Empire's gross operating revenues were derived from the sale of electricity, with the remainder attributable to the sale of water. The territory served by Empire's electric operations comprises an area of about 10,000 square miles and has a population of over 330,000. Empire's common stock is traded on the NYSE.

THE EMPIRE TRANSACTION

    On May 10, 1999, UtiliCorp signed an agreement with Empire under which Empire will merge into UtiliCorp, in a stock and cash transaction valued at approximately $800 million, including the assumption of debt.

    Under the terms of that agreement, UtiliCorp is offering $29.50 for each share of Empire common stock, payable in UtiliCorp common stock or cash, which approximates $505 million. UtiliCorp also will assume approximately $260 million of existing Empire debt. Existing Empire preferred stock totaling approximately $32.6 million will be redeemed prior to closing.

    The agreement contains a collar provision under which the value of the merger consideration per share will decrease if UtiliCorp's common stock is below $22 per share at closing and will increase if UtiliCorp's common stock is above $26 per share at closing. Empire shareholders may elect to take cash or stock. Total cash paid to Empire shareholders will be limited to no more than 50 percent of the total merger consideration, and the stock that may be issued in the merger is limited to 19.9 percent of the then outstanding common stock of UtiliCorp. UtiliCorp expects to issue approximately 13.1 million shares of common stock to Empire's stockholders.

    The Empire merger is intended to qualify as a tax-free reorganization, for federal income tax purposes, and is subject to certain conditions, including the approval of Empire's stockholders and various regulatory commissions. UtiliCorp expects the Empire merger to close by the end of 2000. UtiliCorp will account for the merger as a purchase.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    The information below combines the historical consolidated financial statements of UtiliCorp, St. Joseph and Empire, including their respective subsidiaries, after accounting for the St. Joseph merger and the Empire merger as purchase transactions. The unaudited pro forma combined balance sheet information gives effect to the mergers as if they had occurred on December 31, 1998. The unaudited pro forma combined statement of income assumes the merger became effective on January 1, 1998. The pro forma information does not necessarily portray the historical results or financial position that would have been achieved had the mergers been in effect, and you should not construe it as representative of future operations. The information provided on this page supplements the information presented on pages 8-10 of the proxy statement/prospectus.

                                                                      YEAR ENDED DECEMBER 31, 1998
                                               --------------------------------------------------------------------------
                                                 UTILICORP      ST. JOSEPH        EMPIRE                        PRO FORMA
                                               (AS REPORTED)   (AS REPORTED)   (AS REPORTED)    ADJUSTMENTS     COMBINED
                                               -------------   -------------   -------------   --------------   ---------
                                                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Sales........................................    $12,563.4        $124.4          $239.9           $   --       $12,927.7
Income before income taxes...................        218.8          16.2            44.5            (28.0)          251.5
Preferred stock dividend requirements........           --            --             2.4             (2.4)             --
Earnings available for common shares.........        132.2          10.7            25.9            (19.3)          149.5
Diluted earnings per share...................         1.63          1.31            1.53       not applicable        1.47
Cash dividends per share.....................         1.20          0.98            1.28       not applicable        1.20

                                                                        AS OF DECEMBER 31, 1998
                                               --------------------------------------------------------------------------
                                                 UTILICORP      ST. JOSEPH        EMPIRE                        PRO FORMA
                                               (AS REPORTED)   (AS REPORTED)   (AS REPORTED)    ADJUSTMENTS     COMBINED
                                               -------------   -------------   -------------   --------------   ---------
                                                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:
Total assets.................................    $ 5,991.5        $251.3          $653.3           $367.7       $ 7,263.8
Long-term debt, net..........................      1,375.8          73.5           246.1            223.8         1,919.2
Short-term debt (including current
  maturities)................................        484.4           8.5            14.5               --           507.4
Company-obligated mandatorily redeemable
  preferred securities of partnership........        100.0            --              --               --           100.0
Common stock equity..........................      1,446.3          95.8           229.8            176.5         1,948.4
Book value per common share..................        15.83         11.76           13.40       not applicable       17.33

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

    The following unaudited pro forma information reflects the historical consolidated financial statements of UtiliCorp, St. Joseph and Empire, including their respective subsidiaries, after accounting for both the St. Joseph merger and the Empire merger as purchase transactions. You should read the following information together with the historical financial statements of UtiliCorp, St. Joseph and Empire and all related notes. The historical financial statements of UtiliCorp and St. Joseph are incorporated into the proxy statement/prospectus by reference. Empire's historical financial statements are included in Empire's SEC filings, which are available from the SEC at its public reference rooms, from commercial retrieval services and at the website maintained by the SEC at "http://www.sec.gov." See "Where You Can Find More Information" on page 55 of the proxy statement/prospectus.

    The unaudited pro forma combined balance sheet assumes the mergers became effective on the balance sheet date, or December 31, 1998. The unaudited pro forma combined statement of income assumes the mergers became effective on January 1, 1998.

    The information presented on the following two pages is not necessarily indicative of the results of operations that might have occurred had the mergers actually closed on January 1, 1998, or the actual financial position that might have resulted had the mergers actually closed on December 31, 1998. The information is also not necessarily indicative of the future results of operations or financial position of UtiliCorp. The information does not include any adjustments to historical results relating to cost savings or changes in rate tariffs that may result from the mergers.

    The pro forma adjustments reflect the mergers' impact as purchase transactions. The pro forma balance sheet adjustments include or reflect the following:

    - the removal of St. Joseph's and Empire's common stock and the addition of new UtiliCorp common stock resulting from the issuance of approximately
      8.1 million shares of UtiliCorp common stock in connection with the St. Joseph merger and approximately 13.1 million shares of UtiliCorp common stock in connection with the Empire merger. The number of shares of UtiliCorp common stock to be issued is determined as follows: The number of shares to St. Joseph shareholders assumes a UtiliCorp stock price of $23.42. The number of shares to Empire shareholders is based on an exchange ratio of 1.2292 (assuming a UtiliCorp stock price of $24) multiplied by the number of Empire shares expected to be converted into UtiliCorp stock.

    - an assumption that 62% of the outstanding Empire stock will be converted into UtiliCorp stock, and that the remaining 38% will be converted into cash;

    - an assumed interest rate of 7% for incremental debt relating to the cash portion of the Empire merger;

    - the amortization of the acquisition premiums on a straight-line basis over 30 years and an assumption that the premiums are not tax deductible; and

    - an assumed redemption of Empire's outstanding preferred stock of approximately $32.6 million. It is assumed that the funds used to redeem the preferred stock will come from newly issued long term debt at an interest rate of 7%.

    The information provided on the following two pages supplements the information presented on pages 42 and 43 of the proxy statement/prospectus.

                                              UTILICORP UNITED INC.
                                          UNAUDITED PRO FORMA COMBINED
                                                  BALANCE SHEET

                                                                      AS OF DECEMBER 31, 1998
                                               ----------------------------------------------------------------------
                                                UTILICORP
                                                   (AS        ST. JOSEPH       EMPIRE                      PRO FORMA
                                                REPORTED)    (AS REPORTED)  (AS REPORTED)   ADJUSTMENTS    COMBINED
                                               ------------  -------------  -------------  -------------  -----------
                                                                       (DOLLARS IN MILLIONS)
Current assets...............................   $  1,765.4     $    28.1      $    40.6      $      --     $ 1,834.1
Property, plant and equipment, net...........      3,313.9         181.6          572.2          367.7       4,435.4
Investments in subsidiaries and
  partnerships...............................        519.8           4.9             --             --         524.7
Price risk management assets.................        215.5            --             --             --         215.5
Deferred charges.............................        176.9          36.7           40.5             --         254.1
                                               ------------       ------         ------         ------    -----------
Total assets.................................   $  5,991.5     $   251.3      $   653.3      $   367.7     $ 7,263.8
                                               ------------       ------         ------         ------    -----------
                                               ------------       ------         ------         ------    -----------

Current liabilities..........................   $  2,092.7     $    26.7      $    39.1      $      --     $ 2,158.5
Long-term Liabilities:
Long-term debt, net..........................      1,375.8          73.5          246.1          223.8       1,919.2
Deferred income taxes and credits............        429.5          35.5           82.2             --         547.2
Price risk management liabilities............        308.4            --             --             --         308.4
Minority interests...........................        151.6           1.4             --             --         153.0
Other deferred credits.......................         87.2          18.4           23.5             --         129.1
                                               ------------       ------         ------         ------    -----------
Total long-term liabilities..................      2,352.5         128.8          351.8          223.8       3,056.9
                                               ------------       ------         ------         ------    -----------
Preferred stock..............................           --            --           32.6          (32.6)           --
Company-obligated mandatorily redeemable
  preferred securities of partnership........        100.0            --             --             --         100.0
Common shareowners' equity...................      1,446.3          95.8          229.8          176.5       1,948.4
                                               ------------       ------         ------         ------    -----------
Total liabilities and shareowners' equity....   $  5,991.5     $   251.3      $   653.3      $   367.7     $ 7,263.8
                                               ------------       ------         ------         ------    -----------
                                               ------------       ------         ------         ------    -----------

                                              UTILICORP UNITED INC.
                                          UNAUDITED PRO FORMA COMBINED
                                                  BALANCE SHEET

                                                             FOR THE YEAR ENDED DECEMBER 31, 1998
                                           -------------------------------------------------------------------------
                                            UTILICORP
                                               (AS        ST. JOSEPH       EMPIRE                         PRO FORMA
                                            REPORTED)    (AS REPORTED)  (AS REPORTED)     ADJUSTMENTS      COMBINED
                                           ------------  -------------  -------------  -----------------  ----------
                                                            (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Sales....................................   $ 12,563.4     $   124.4      $   239.9        $      --      $ 12,927.7
Cost of sales............................     11,596.0          52.3           89.4               --        11,737.7
                                           ------------       ------         ------           ------      ----------
  Gross Profit...........................        967.4          72.1          150.5               --         1,190.0
                                           ------------       ------         ------           ------      ----------
Operating, administrative and maintenance
  expense................................        548.9          38.4           61.9               --           649.2
Depreciation, depletion and
  amortization...........................        150.0          11.5           25.0             12.3           198.8
Provision for asset impairments..........         27.7            --             --               --            27.7
                                           ------------       ------         ------           ------      ----------
Income from operations...................        240.8          22.2           63.6            (12.3)          314.3
                                           ------------       ------         ------           ------      ----------
Other income (expense):
  Equity in earnings of investments and
    partnership..........................        125.1            --             --               --           125.1
  Minority interests.....................         (5.6)         (0.1)            --               --            (5.7)
  Other income (other)...................         (8.9)          0.9           (0.6)              --            (8.6)
                                           ------------       ------         ------           ------      ----------
Total other income.......................        110.6           0.8           (0.6)              --           110.8
                                           ------------       ------         ------           ------      ----------
Earnings before interest and taxes.......        351.4          23.0           63.0            (12.3)          425.1
                                           ------------       ------         ------           ------      ----------
Interest expense:
  Interest expense--long-term debt.......        111.4           6.1           17.9             15.7           151.1
  Interest expense--short-term debt......         12.3           0.7            0.6               --            13.6
  Minority interest in income of
    partnership..........................          8.9            --             --               --             8.9
                                           ------------       ------         ------           ------      ----------
Total interest expense...................        132.6           6.8           18.5             15.7           173.6
                                           ------------       ------         ------           ------      ----------
Earnings before income taxes.............        218.8          16.2           44.5            (28.0)          251.5
Income taxes.............................         86.6           5.5           16.2             (6.3)          102.0
                                           ------------       ------         ------           ------      ----------
Net income...............................        132.2          10.7           28.3            (21.7)          149.5
Preferred stock..........................           --            --            2.4             (2.4)             --
                                           ------------       ------         ------           ------      ----------
Earnings available for common stock......   $    132.2     $    10.7      $    25.9        $   (19.3)     $    149.5
                                           ------------       ------         ------           ------      ----------
                                           ------------       ------         ------           ------      ----------
Weighted average common shares
  outstanding:
  Basic..................................        80.07          8.10          16.93     not applicable        100.95
  Diluted................................        81.18          8.13          16.94     not applicable        102.07
Earnings per common share:
  Basic..................................   $     1.65     $    1.32      $    1.53     not applicable    $     1.48
  Diluted................................         1.63          1.31           1.53     not applicable          1.47